22003558 ISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48957

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01.01.2021 AND ENDING 12.31.2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ALEXANDER CAPITAL LP**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
17 STATE STREET, 5TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10004**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS SULLIVAN	**516-467-9183**	**TSULLIVAN@ALEXANDERCAPITALLP.COM**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway | Suite 580 |	**Hauppauge,**	**NY**	11788
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) MARCH 4, 2009 (PCAOB Registration Number, if applicable) 3370

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALEXANDER CAPITAL LP, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO/FINOP

[signature]

Notary Public

NAFISA CHOWDHURY
NOTARY PUBLIC
STATE OF NEW YORK
Qualified in Nassau County
01CH6422492
MY COMMISSION EXPIRES 09/20/2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alexander Capital, LP:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alexander Capital, LP (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Capital, LP as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alexander Capital, LP's management. Our responsibility is to express an opinion on Alexander Capital, LP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alexander Capital, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Alexander Capital, LP's financial statements. The supplemental information is the responsibility of Alexander Capital, LP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Capital, LP's auditor since 2014.

Hauppauge, New York
March 1, 2022

Nawrocki Smith LLP

Alexander Capital, LP

Statement of Financial Condition

***December 31,* 2021**

Assets	
Cash	$1,900,015
Receivable from and deposit with clearing brokers	463,153
Property and equipment, net	46,512
Prepaid expenses	88,459
Commissions & fees receivable	435,460
Secured demand note	575,000
Total Assets	$3,508,599
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	$798,760
Accounts payable and accrued liabilities	70,866
Secured demand note	575,000
Total Liabilities	$1,444,626
Member's Equity	$2,063,973
	$3,508,599

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Operations

Year ended December 31, 2021	
Revenue:	
Commissions	$8,503,682
Investment banking and advisory services	20,214,042
Interest income	308,035
Other income	840,838
Mutual Fund Fees	838,136
Managed Account Fees	956,771
PPP Loan Forgiveness	946,020
Total Revenue	32,607,524
Expenses:	
Salaries and employee benefits	25,564,187
Clearing and execution	572,670
Occupancy and equipment	1,008,808
Travel and entertainment	284,007
Communication and market data	238,570
Miscellaneous operating expenses	57,463
Insurance	160,279
Professional fees	913,528
Depreciation and amortization	648
Interest	66,187
Regulatory fees	223,049
Total Expenses	29,089,396
Net Income	$3,518,128

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Changes in Member's Equity

Balance, January 1, 2021	($245,155)
Distribution to Member	(1,209,000)
Contribution from Member	0
Net Profit	3,518,128
Balance, December 31, 2021	2,063,973

See accompanying notes to financial statements.

Alexander Capital, LP
Statement of Cash Flows

Year ended December 31, 2021	
Cash Flows From Operating Activities:	
Net profit	$3,518,128
Adjustments to reconcile net profit to net cash provided by operations:	
Depreciation	648
Increase (decrease) in assets:	
Receivable from clearing broker	538,910
Commissions receivable	(366,954)
Prepaid expenses	686
Increase (decrease) in liabilities:	
Commissions payable	(685,972)
Accounts payable & accrued liabilities	(45,784)
Net Cash Provided By Operating Activities	2,959,662
Cash Flows From Investing Activities:	
Purchase of Property & Equipment	(46,511)
Net Cash Used By Investing Activities	(46,511)
Cash Flows from Financing Activities	
Distribution to Member	(1,209,000)
PPP Loan Forgiveness	(946,020)
Net Cash Used By Financing Activities	(2,155,020)
Net Increase In Cash	758,132
Cash, & Restricted Cash Beginning of Year	1,291,883
Cash, & Restricted Cash End of Year	2,050,015

<u>Reconciliation of cash, cash equivalents and restricted cash</u>:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts such amounts shown in the Statement of Cash Flows.

	12/31/2021
Cash	$1,900,015
Deposit with clearing broker	150,000
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	$2,050,015

Supplementary Cash Flow Information:

Interest Remitted	66,187

See accompanying notes to financial statements.

Alexander Capital, LP

Statement of Changesin Liabilities Subordinated to the Claimsof General Creditors

Balance, January 1, 2021	**$1,800,000**
Changes in subordinated obligations	
Increases	275,000
Decreases	1,500,000
Balance, December 31, 2021	**575,000**

Notes to the Financial Statements

1. Business

Alexander Capital, LP (the "Company") is a Delaware limited partnership formed on November 27, 1995. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through correspondent clearing brokers RBC Capital Markets ("RBC") on a fully disclosed basis. The primary business activities of the Com pany are Investment Banking and executing securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted inthe UnitedStates of America.

Agreement withclearing brokers

The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. According ly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis.

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) usingthestraight-linemethod.

As of December 31, 2021, net property and equipment is comprised of the following:

Furniture, fixtures andequipment	$166,171
Less: accumulated depreciation	119,659
	$46,512

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited partnership, the company is considered to be d disregarded entity and thus not subject to Federal or State taxes. However the company is subject to a New York City unincorporated income tax, the levyofwhich is not expectedto be a materialamount.

Disaggregation of Revenue

The Company's significant revenues during 2021 originated from commissions and investment banking.

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Com pany (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately.

Commissions and related clearing expenses that are administered via RBC are currently recorded on a settlement date basis due to the existing accounting protocol at RBC. There are no material differences between trade date and settlement date revenue amounts.

Investment banking revenues include fees, net of expenses arising from securities offerings in which the company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed and the income is reasonably determinable.

Material amounts of mutual fund revenues are recorded in the period in which they are earned.

Managed account fees earned at RBC are billed in advance and paid quarterly. These fees are paid directly to affiliate Alexander Capital Wealth Management which in turn, remits a substantial amount to the Company. The Com pany defers revenue in three-month increments and recognizes the revenue monthly.

3. Receivables from and deposit with clearing broker

The Com pany introduces its securities transaction business into RBC Capital Markets LLC. The receivable from clearing broker represents net cash held by the clearing broker for commissions generated during the year ended December 31, 2021, and the deposit with the clearing brokers. The Company maintains $150,000 in deposit with the clearing broker, which is included in "Receivables from and deposit with clearing broker" in the accompanying Statement of Financial Condition at December 31, 2021.

4. Commitment

Rent

The Company accounts for its rent lease agreements under FASB ASU No. 2016 -02. The Company has sub-leasing agreements for the rental of office spaces located at 17 State Street, New York, NY, 5379 Arthur Kill Road, Staten Island, NY and 9040 Roswell Road Suite 350 Atlanta, GA 30350 with SENA Management LLC, a company controlled by the partners. These sub-leases provide for a payment of approximately $78,000 per month which includes electricity and related occupancy charges. The company also has a sub-leasing agreement for the rental of office space located at 601 North Congress Avenue, Delray Beach FL 33445 with SANE Management LLC, a company controlled by the partners. This sub-lease provides for a payment of approximately $6,000 per month which includes electricity and related occupancy charges. Rent expense for the year ended December 31, 2021 was $955,000 and its included as occupancy and equipment on the Statement of Operations.

Litigation

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company.

5. Concentration of Credit Risk

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") where offered. As of December 31, 2021, the amount exceeding the maximum balance insured by the FDIC totaled $2,266,442.

6. Related party transactions

Through direct or some level of commonality of ownership, the company has four related parties with which it may conduct business. SENA Management LLC and SANE Management LLC own a minority percentage and hold the leases for the spaces the Company occupies. Alexander Capital Ventures LLC ("ACV") is a private-equity enterprise who sometimes places the Company's clients in investment opportunities. The Company earned approximately $7,900,000 in revenues from this business. Arive Capital Markets ("ACM") participates in ACV business and earned approximately $1,900,000 from it. Alexander Capital Wealth Management ("ACWM") earned approximately $825,000 in revenue. Alexander Capital Insurance Agency ("ACI") brings no material revenue in to the Company. The Company has a $575,000 Secured Demand Note with Barbara Roth who is a minority partner.

7. Other Income

The Company's other income is comprised of ticket charges paid by the Company's correspondent clearing firm and broker rebates.

8. PPP Loan

The Company was granted a PPP Loan from the Small Business Administration as part of the CARES Act ("The Act"). The company was granted forgiveness of this loan on August 18, 2021. The forgiveness of the loan will be non-taxable revenue to the Company.

9. Regulatory and Net Capital Requirements

As a registered broker- dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2021, the Company had regulatory net capital of $2,017,048, which exceeded its minimum requirement of $100,000 by $1,917,048. The Company's percentage of aggregate indebtedness to net capital was 49% at December 31, 2021.

On December 14, 2021 the firm entered into a Secured Demand Note. The note is for $575,000. It is to mature on December 14, 2024. The stipulated interest rate is 3%. This Secured Demand Note will be treated as equity for the first two years of it existence and debt the final year.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through March 1, 2022, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital	
Total member's equity from statement of financial condition	$2,063,973
Add: Secured Demand Note	575,000
Less: Non-allowable assets:	
Commissions and investment company receivables	366,954
Property and equipment, net	46,512
Prepaid expenses	88,459
Net Capital	2,137,048
Computation of Basic Net Capital Requirement	
Minimum dollarnet capital requirement of $100,000	100,000
Statutory minimum netcapital required (6-2/3% of Aggregate Indebtedness)	65,974
Net capital requirement (greaterof the minimum calculation or the statutory amount)	
Excess net capital	2,037,048
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum netcapital required	1,917,048
Percentage of aggregate indebtedness to netcapital	41%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as amended was not prepared as there are no material differences between the Company's computation of net capitaland the computation detailedabove.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alexander Capital, LP:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alexander Capital, LP identified the following provision of 17 C.F.R. §15c3-3(k) under which Alexander Capital, LP claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Alexander Capital, LP stated that Alexander Capital, LP met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking and effecting securities transactions. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alexander Capital, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alexander Capital, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 1, 2022

Nawrocki Smith LLP

Alexander Capital LP
Exemption Report

Alexander Capital LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17
C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3 -3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) (ii) throughout the most recent fiscal year without exception, and;

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to Investment Banking and effecting securities transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alexander Capital LP

I, Thomas Sullivan swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Sullivan

Title: CFO/FINOP

March 1, 2022

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Alexander Capital, LP:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Alexander Capital, LP (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
March 1, 2022

Nawrocki Smith LLP